UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)

GEVITY HR, INC.
(Name of Issuer)
-----------------------------------------------------------

Common Stock
(Title of Class of Securities)
-----------------------------------------------------------


374393106
(CUSIP Number)
-----------------------------------------------------------

June 6, 2003
(Date of Event Which Requires Filing of this Statement)
-----------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 97 pages

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Cusip 374393106
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS Global Asset Management (Americas) Inc.
36-3664388
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power              735,294
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power       735,294
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
735,294 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
3.37%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* UBS Global Asset Management (Americas) Inc. disclaims beneficial ownership of such securities.

Page 2 of 9 7 pages

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Cusip 374393106
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Adams Street Partners, LLC
36-4395178
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See
Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Delaware
-----------------------------------------------------------

Number of       5.  Sole Voting Power              735,294
Shares Bene-    6.  Shared Voting Power         __________
ficially        7.  Sole Dispositive Power      __________
Owned by Each   8.  Shared Dispositive Power       735,294
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
735,294 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
3.37%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
-----------------------------------------------------------

* Adams Street Partners, LLC disclaims beneficial ownership of such securities.

Page 3 of 9 7 pages

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Cusip 374393106
-----------------------------------------------------------
Item 1(a).  Name of Issuer:
GEVITY HR, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
600 301 Boulevard W., Suite 202
Bradenton, Florida  34205
-----------------------------------------------------------
Item 2(a) Name of Persons Filing:
UBS Global Asset Management (Americas) Inc.("UBS Global Asset Management")and Adams Street Partners, LLC ("Adams Street")

Item 2(b) Address of Principal Business Office or, if none,
Residence:
UBS Global Asset Management's principal business office is
located at:
One North Wacker Drive, Chicago, Illinois  60606
Adams Street's principal place of business is located at:
One North Wacker Drive, Suite 2200, Chicago, Illinois  60606-
2807

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
The class of equity security to which the statement relates is Common Stock (the "Common Stock"). The beneficial ownership of the reporting person is a result of beneficial ownership of shares of the issuer's Series A Convertible, Redeemable Preferred Stock ("Preferred Stock").

Item 2(e) CUSIP Number:
374393106
-----------------------------------------------------------

Item 3.  Type of Person Filing:
UBS Global Asset Management is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. Adams Street is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
-----------------------------------------------------------
Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages. Reporting persons' beneficial ownership results from beneficial ownership of 4,000 shares of Preferred Stock. The amount of Common Stock beneficially owned is calculated based on the current conversion ratio, which is subject to adjustment as described in the issuer's articles of incorporation.


Page 5 of 8 7 pages

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Cusip 374393106
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
-----------------------------------------------------------


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Accounts managed on a discretionary basis by UBS Global Asset
Management, and subadvised by Adams Street, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

[See item 3 above]
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

Adams Street is a subadviser to UBS Global Asset Management. UBS Global Asset Management is an indirect wholly-owned subsidiary of UBS AG. Neither UBS Global Asset Management, nor Adams Street Partners affirms the existence of a group within the meaning of Rule 13d-5(b)(1). See Exhibit 1.
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:
Not Applicable

Page 56 of 78
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Cusip 374393106
-----------------------------------------------------------

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 2003

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.


By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: /s/Michael J. Jacobs
           Michael J. Jacobs
     Vice President

Page 7 6 of 8 7 pages
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EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

UBS Global Asset Management (Americas) Inc., a registered investment adviser, and Adams Street Partners, LLC, a registered investment adviser, each agrees that this Schedule
13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  July 8, 2003

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.



By: /s/Mark F. Kemper              By: /s/Charles R. Mathys
      Mark F. Kemper                    Charles R. Mathys
      Secretary                         Assistant Secretary

ADAMS STREET PARTNERS, LLC


By: /s/Michael J. Jacobs
           Michael J. Jacobs
     Vice President



Page 8 7 of 8 7 pages

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